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MCN CORPORATION AND SUBSIDIARIES                                    EXHIBIT 12-1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

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
                                                Twelve Months         Twelve Months         Twelve Months
                                                   Ended                 Ended                 Ended
                                              September 30, 1996    December 31, 1995     December 31, 1994
                                              ------------------    -----------------     -----------------
EARNINGS AS DEFINED (1) (5)
Pre-tax income (2)                            $          150,635    $         128,997     $         100,143
Fixed charges (3)                                         92,823               72,895                55,197
                                              -------------------   -----------------     -----------------
   Earnings as defined                        $          243,458    $         201,892     $         155,340
                                              ==================    =================     =================

FIXED CHARGES AS DEFINED (1) (4) (5)
Interest, expensed                            $           73,813    $          57,675     $          49,104
Interest, capitalized                                     11,990                7,926                 2,928
Amortization of debt discounts, premium
  and expense                                              2,095                1,641                 1,332
Interest implicit in rentals                               2,199                2,325                 1,904
Preferred securities dividend requirements
   of subsidiaries                                        10,718                9,699                 2,194
                                              ------------------    -----------------     -----------------
   Fixed charges as defined                   $          100,815    $          79,266     $          57,462
                                              ==================    =================     =================
Ratio of Earnings to Fixed Charges                          2.41                 2.55                  2.70
                                              ==================    =================     =================

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(1)  Earnings and fixed charges are defined and  computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon, MCN Limited Partnership and MCN Financing I), increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer services subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.